UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Reflex Protect, Inc.

Legal status of issuer
        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        06/10/2021

Physical address of issuer
1121 E. Broadway Ste. Ste 135 Missoula, MT 59802

Website of issuer
www.reflexprotect.com

Current Number of Employees: 2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,064.26	$527,420.44
Cash & Cash Equivalents	$1,064.26	$111,898.92
Accounts Receivable	$0	$22,238.68
Short-term Debt	$0	$67,428.76
Long-term Debt	$0	$658,772.77
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$9,209.44
Taxes Paid	$0	$0
Net Income	$(214,035.74)	$(539,030.57)


April 28, 2022

FORM C-AR

Reflex Protect, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Reflex Protect, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.reflexprotect.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR v

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS v

SUMMARY 6

RISK FACTORS 7

    Risks Related to the Company's Business and Industry 7

BUSINESS 10

    Description of the Business 10

    Business Plan 10

    The Company's Products and/or Services 10

    Competition 11

    Customer Base 11

    Intellectual Property 11

    Governmental/Regulatory Approval and Compliance 12

    Litigation 12

DIRECTORS, OFFICERS, AND MANAGERS 13

CAPITALIZATION, DEBT AND OWNERSHIP 14

    Capitalization 14

    Outstanding Debt 14

    Ownership 14

FINANCIAL INFORMATION 16

    Operations 16

    Liquidity and Capital Resources 16

    Capital Expenditures and Other Obligations 16

    Valuation 17

    Material Changes and Other Information 16

    Previous Offerings of Securities 16

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 17

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Reflex Protect, Inc. is a Delaware corporation incorporated on June 10, 2021, for purposes of engaging in the business of the development, manufacture, marketing, distribution, and sales of less-lethal self-defense training and equipment products and services and otherwise to engage in any legal business or service under the laws of the State of Delaware. In June 2021, the members of Reflex Red Storm, LLC, a Montana limited liability company, engaged in the business of manufacturing, distributing, and selling various tactical devices utilized in non-lethal self-defense and violence response training for use at home and in the workplace, contributed to Reflex Protect, Inc. all of their respective Class A and Class B Membership Interests in and to Reflex Red Storm, LLC in exchange for a certain number of common shares of Reflex Protect, Inc. Also, in June 2021, Reflex Protect, Inc. acquired all membership interests in Red Storm Defense, LLC, a Montana limited liability company, which previously held intellectual property licensed to Reflex Red Storm, LLC. Both prior Montana LLCs are now wholly owned subsidiaries of Reflex Protect, Inc.

The Company is located at 1121 E. Broadway St. Ste. 135 Missoula, MT 59801

The Company's website is www.ReflexProtect.com. The Company also has a new website at www.ReflexProtectTactical.com for the Company's new tactical division formed in 2020 called Reflex Protect Tactical ("**Tactical**").

The Company is headquartered and conducts business in the State of Montana and sells products and services through the Internet potentially to all 50 U.S. states and territories.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/reflex-protect.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company is newly organized, has no history of operations or earnings, is a speculative investment, and involves a high degree of risk.

Any potential investment in the Company must warrant investor has sufficient financial resources to bear the economic risks of his/her/its investment in the Company and can afford a complete loss of the investment in the Company. The investor has sufficient liquid assets to pay the full amount of his/her/its investment in the Company, adequate means of providing for his/her/its current needs and possible personal contingencies and no present or anticipated need for liquidity of his/her/its investment in the Company.

The Company was adversely affected by the Covid-19 pandemic.

As were many other companies in our industry and elsewhere, the COVID-19 pandemic had enormous repercussions on our ability to conduct business. Without limitation, we had to pivot from an institutional/consumer (or "civilian" if you will) focus to focusing instead on the launch of Tactical, providing law enforcement, corrections, professional security, and potentially even the military with the advantages our technology innovations bring to less-lethal controlling force. Although a successful pivot (or more accurately, broadening) of focus could prove a very positive outcome for the Company in the long run, it also meant in many respects starting over under new expectations and potentially regulations both domestically and internationally. The fact, however, that the Company is still in business today to file this annual report is a positive sign, as many other companies failed entirely during the period April 1, 2020 through April 1, 2021. However, this approach may or may not prove ultimately successful.

The Company has not prepared audited financial statements.

Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer and law enforcement adoption of a new self-defense technology and paradigm.

It is a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for non-lethal self-defense solutions and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the adoption of non-lethal solutions and systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry.

If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The chemical defense spray industry is regulated and

<center>7</center>

scrutinized by federal, state, and local governments. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing early versions of its products.

Sophisticated technology products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees.

Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. Company has entered into proper engagement contracts with all non-employees but cannot guarantee continued participation by such contractors or existing employees.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of the Company's products and services are highly competitive.

Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Although Company's products are innovative, the self-defense market is an evolving industry where new competitors may in the future enter frequently and existing competitors will no doubt act to counter Company's plans. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and

acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.

Although the Company estimates sufficient runway until the end of Q3, it will be ramping up cash burn to: promote revenue growth pursuant to the business plan upon which this offering is premised, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Reflex Protect® offers the new gold standard in anti-violence safety preparedness equipment and training wherever people live, work, worship, and play. Whether providing workplace violence prevention safe enough for a hospital; a bipartisan-supported non-lethal solution to the "arm the teachers" debate; or simple peace of mind against the potential for violence to erupt anytime, anywhere; Reflex Protect® is the answer. Combining "low impact, no scare tactics" active threat training with patented technology innovations (including the proven stopping power of Presidia Gel®, which rapidly incapacitates a threat without affecting the user or bystanders), Reflex Protect® provides the most effective yet affordable non-lethal self-defense solution ever, just when it's needed the most.

Likewise, the above-described innovations are showing themselves to be the basis of simply superior less-lethal products in general, including for law enforcement, corrections, professional security, and similar uses (i.e., tactical). Launched in September 2020, Tactical is rapidly gaining ground as a product line that fills a significant and growing vacuum in the use-of-force spectrum as pepper sprays become more subject to criticism for long-term effects and taser moves higher on the use-of-force continuum. The potential to replace tactical reliance on pepper sprays with products designed rapidly to end potentially violent encounters with lowered likelihood for injury or death to civilians or police themselves has a bright outlook considering the events of civil unrest beginning in the summer of 2020 and continuing into the present.

Business Plan

Reflex Protect is in the enviable position of selling something familiar yet made superior by innovation into markets desperate for any solution. Our price is comparable to pepper spray, yet we offer a far superior (and patented) deployment device, a proprietary indoor formulation of a well-studied irritant, and a revolutionary (patent-pending) antidote. Our innovations create new markets where pepper sprays are either unusable or ill advised (hospitals, schools, inside). Our superior quality makes us attractive to existing law enforcement and military markets. The plan then is to *disrupt* the law enforcement and military market for non-lethal sprays and *dominate* highly profitable new markets where pepper sprays were previously not available. To achieve this goal, we will use traditional sales and marketing efforts, distribution methods, and independent sales representatives, as well as cutting-edge online sales, social media, and similar sales and marketing tactics.

The Company's Products and/or Services

Product / Service	Description	Current Market
Reflex Protect®	Best in class anti-violence safety preparedness training and non-lethal product solution	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Presidia Gel®	Non-atomizing, sticky, highly effective non-lethal self-defense disabling agent with limited cross contamination and collateral effect. Escrowed trade secret held between Company and producer with Company's right to purchase and exclusivity for manufacture.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Remove®	Patent pending, best in class CS chemical decontaminant product. Also a	B2B to institutional healthcare, education, municipal government,

	trade secret. Adjudged as satisfying all patent requirements, however, by an E.U. market trade body dealing in service marks. The patent pending-status is extant both domestically and abroad, continuing for now until the decision is rendered.	houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Protect Training & Accessories	Training and Accessories for all the foregoing and following products	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
RP10™ and F4 Tactical™ Rail Mounted Spray Devices	Patented tactical less-lethal spray deployment innovation for instant "lethal/non-lethal" or closing range less-lethal launcher application.	B2B to law enforcement & corrections market and potential military applications. Potential application for consumer AR15 owner accessory market.

Competition (Non-exclusive list)

MACE, Inc. -- Pepper Spray sales to retail only.
SabreRed -- Pepper Spray to law enforcement and retail
Fox Labs -- Pepper Spray to law enforcement and retail
Safariland/First Defense -- Pepper spray to law enforcement.
Counter Assault -- Pepper spray and Bear Spray to retail, direct to consumer

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are also important differentiating factors.

Customer Base

Company predicts 50% of 2021 sales to arise in Tactical, 10% to arise from training, and 30% to be equally divided between the healthcare facility market (in partnership with group purchasing organization HRS) and the K-12 school district market, with 10% of sales going to municipalities and various kinds of small businesses, in addition to growing direct to consumer home sales. Future customers exist across very broad markets, including military and international.

Supply Chain

Company depends, but has a secondary alternative for each of, three main supply chain vendors.
  • Guardian Protective Devices: Manufactures and bottles Presidia Gel and Reflex Remove chemicals
  • Plastic Design & Manufacturing: Manufactures Reflex technology spray heads
  • Shamrock Industries: Assembles final product, packages, and fulfills wholesale and retail orders

Intellectual Property

  • Design and utility patents for Pistol Style Spray Head
  • Utility patent for Rail Mount Spray Device
  • Patent Pending for Reflex Remove™/NCS *Fast*® decontaminant product

- Federally Registered Trademarks for Reflex Protect®, NCS *Fast*®, Presidia Gel®, Reflex Remove®
- Significant trade secrets in Presidia Gel and Reflex Remove

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
#9,170,073B2	Utility	Rifle Mounted Pepper Spray Device with Slide Activation	October 27, 2015	USA
#9586750B1	Utility	Pistol Style Spray Head	March 7, 2017	USA
# D834,144	Design	Pistol Style Spray Head	October 15, 2018	USA
U.S. 62/775,959 Application Filed	Utility/ Formula	COMPOSITIONS AND METHODS FOR CLEANING, DECONTAMINATION AND TREATING SUBJECTS EXPOSED TO CHEMICAL IRRITANTS	06-Dec-2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Reg. #5,659,043*	Class 13 Pepper Spray	Reflex Protect®	10/26/2017	01/22/ 2019	USA
Reg. #5,659,215*	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with pepper spray	NCS Fast®	12/08/2017	01/22/2019	USA
Reg.# 5,856,607*	Class 13 – Tear Gas Weapons	Presidia Gel®	02/22/2019	09/10/2019	USA
Reg# 6,233,464*	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with chemical agents	Reflex Remove®	7/28/2019	12/29/2020	USA
Appl# 88/584,352 Published*	Class 13 Pepper Spray	Revolutionizing Non-Lethal Defense	8/19/2019		USA

*Held in the name of Reflex Red Storm, LLC, a wholly owned subsidiary of Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

On December 9, 2019, a lawsuit was filed against the Company in Flathead County District Court in the State of Montana alleging negligence and liability arising from injuries the plaintiff suffered during a pepper spray training with her law enforcement employer, alleging that use of our benign decontaminant caused the injury rather than the application of chemical irritant by her employer. The Company promptly notified its insurance carrier, which defended and resolved the case. The lawsuit was resolved and dismissed on or about December 2020 without finding of fault or liability.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company
Matt Schaefer	Chief Executive Officer
Libby Brunell	Chief Operating Officer
Walt Kero	Treasurer
Heidi Locke Simon	Chair of the Board of Directors
Matt Schaefer	Director
Joe Anderson	Director

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Montana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs zero (0) full time W-2 employees. The Founders and Executives are not W2 employees but provide full time effort to the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	12,511,789
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	98.7%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$116,433
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs convert at a discount of 0% and a valuation cap of $9 million on the occurrence of any of the following events: (1) equity financing, (2) liquidation, (3) dissolution, and (4) termination.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	1.3%

Outstanding Debt

As of the date of this Form C-AR, the Company has no significant debt outstanding except loans to Founder.

Ownership
The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

A portion of the Company previously owned by Red Storm Defense, LLC (4,000,000 shares of Common Stock) is now a wholly owned subsidiary of company, with those shares divided between RSD founders Joe Anderson and Steve Mangold 41/59% as set forth below.

Name	Number and type/class of security held	Percentage ownership
Joe Anderson	3,098,750 shares of common stock	24.76%
Red Storm Defense, LLC Manager: Matt Schaefer Ownership: 41% Joe Anderson, 59% Steve Mangold	4,000,000 shares of common stock	31.97%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Reflex Protect, Inc. is a Delaware corporation incorporated on June 10, 2021, for purposes of engaging in the business of the development, manufacture, marketing, distribution, and sales of less-lethal self-defense training and equipment products and services and otherwise to engage in any legal business or service under the laws of the State of Delaware. In June 2021, the members of Reflex Red Storm, LLC, a Montana limited liability company engaged in the business of manufacturing, distributing and selling various tactical devices utilized in non-lethal self-defense and violence response training for use at home and in the workplace, contributed to Reflex Protect, Inc. all of their respective Class A and Class B Membership Interests in and to Reflex Red Storm, LLC in exchange for a certain number of common shares of Reflex Protect, Inc. Also in June 2021, Reflex Protect, Inc. acquired all the membership interests in Red Storm Defense, LLC, a Montana limited liability company. Both Montana LLCs are now wholly owned subsidiaries.

Liquidity and Capital Resources

On August 1, 2020, the Company closed an offering pursuant to Regulation CF and raised $116,433.

The Company currently does not have any confirmed outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Principal Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	n/a	12,511,789	n/a	June 2021	Section 4(a)(2)
Crowd SAFE*	401	$116,433	General Working Capital	August 1, 2020.	Section 4(a)(6)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matt Schaefer *Matt Schaefer*
_____
(Signature)

Matt Schaefer
_____
(Name)

Chief Executive Officer
_____
(Title)

April 28, 2022
_____
(Date)

I, Matt Schaefer, the Chief Executive Officer of Reflex Protect, Inc., certify that the financial statements of Reflex Protect, Inc., included in this Form are true and complete in all material respects.

/s/ Matt Schaefer *Matt Schaefer*
_____
(Signature)

Matt Schaefer
_____
(Name)

Chief Executive Officer
_____
(Title)

April 28, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Heidi Locke Simon *Heidi Locke Simon*
_____
(Signature)

Heidi Locke Simon
_____
(Name)

Chair of the Board of Directors
_____
(Title)

April 28, 2022
_____
(Date)

/s/ Matt Schaefer *Matt Schaefer*

(Signature)

Matt Schaefer

(Name)

Director

(Title)

April 28, 2022

(Date)

/s/ Joe Anderson *Joe Anderson*

(Signature)

Joe Anderson

(Name)

Director

(Title)

April 28, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Reflex Protect, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
US BANK	1,064.26
Total Bank Accounts	**$1,064.26**
Total Current Assets	**$1,064.26**
TOTAL ASSETS	**$1,064.26**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	100.00
Preferred stock	215,000.00
Retained Earnings	
Net Income	-214,035.74
Total Equity	**$1,064.26**
TOTAL LIABILITIES AND EQUITY	**$1,064.26**

Reflex Protect, Inc.

Profit and Loss Comparison

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
General business expenses	
Bank fees & service charges	0.00
Total General business expenses	**0.00**
Office expenses	35.74
Uncategorized Expense	214,000.00
Total Expenses	**$214,035.74**
NET OPERATING INCOME	**$ -214,035.74**
NET INCOME	**$ -214,035.74**